UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 19, 2013
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on April 19, 2013, entitled "Significant Gullfaks discovery".

Significant Gullfaks discovery

Statoil (OSE:STL, NYSE:STO) and partner Petoro have proven considerable additional resources in the Shetland Group/Lista Formation in the Gullfaks licence.

The Shetland Group and the Lista Formation are younger and slightly shallower deposits with different properties compared to the deposits of the Brent Group where the Gullfaks main reservoirs are located.

Indications of hydrocarbons in the Shetland Group/Lista Formation in the Gullfaks licence have been known for a long time, but they have not yet been developed due to poor reservoir qualities. A new well test in this interval however indicates good flow rates.

"The discovery provides new volumes that can give high-value production in a short time as well as new and promising perspectives for the field and the installations," says Øystein Michelsen, executive vice president for Development and Production Norway. "This is a result of Statoil's strategy for revitalisation of the Norwegian continental shelf."

Production well 34/10-A-8 on the Gullfaks A platform, where the well test is carried out, currently provides a high and stable production of 7500 barrels/day. The well has produced nearly 1 million barrels since December 2012.

Preliminary calculations based on interpretation, modelling, formation testing and sampling in the relevant interval indicate that the discovery contains in the range of 40-150 million recoverable barrels of oil equivalents. However, this resource estimate involves a high degree of uncertainty. Our models indicate further upside potential,data gathering and studies are currently ongoing to clarify the potential and further development of these resources.

Located in the Tampen area in the northern North Sea, Gullfaks came on stream on 22 December 1986. The field development consists of three permanent installations, which have produced more than 2.4 billion barrels of oil and more than 56 billion cubic metres of gas.

The licensees of the Gullfaks Field are Statoil as operator with 70% and partner Petoro with 30%.

Contacts:

Investor relations
Lars Valdresbråten, Investor Relations, + 47 40281789 (mobile phone)

Morten Sven Johannessen, vice president, US IR +1 203 570 2524 (mobile phone)

Media relations
Ola Anders Skauby, press spokesperson, Norwegian continental shelf
+ 47 90 59 85 19 (mobile phone)

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: April 19, 2013	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer